Exhibit 1.01

Conflict Minerals Report of Columbus McKinnon Corporation
in Accordance with Rule 13p-1, Form SD under the Securities Exchange Act of 1934.

This is the Conflict Minerals Report of Columbus McKinnon Corporation (“CMCO”) for calendar year 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of terms used in this Report, unless otherwise defined herein.

1. Introduction

Columbus McKinnon Corporation is a designer, manufacturer and marketer of hoists, rigging     tools, cranes, actuators, and other material handling products serving a wide variety of commercial and industrial end-user markets. Certain products that we manufacture or contract to manufacture contain materials or components containing tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality of those products.

This Report describes the measures that CMCO has taken to exercise in good faith a reasonable country of origin inquiry regarding the 3TG contained in its products. CMCO’s reasonable country of origin inquiry was reasonably designed to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo and whether any of the 3TG may be from recycled or scrap sources.

Due to the depth of our supply chain, CMCO is many steps removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is limited at this time.

2. Due Diligence

CMCO’s due diligence procedures were designed to conform, in all material respects to the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”). In accordance with the OECD     Guidance, we took the following measures as part of our due diligence process.

•	Adopted a Conflict Minerals Policy, which can be located on our website at http://www.cmworks.com/public/43093/CMCO%20Conflict%20Minerals%20Policy.pdf.

•	Revised our standard terms and conditions for North American suppliers to include a conflict minerals clause.

•
Identified the components of our current products lines that may contain conflict minerals and through our global purchasing department identified the suppliers through which those components are sourced.

•
Using the information obtained in calendar year 2013, we identified suppliers who stated that their products did not contain conflict minerals and asked them to re-verify. All other suppliers were asked to complete the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template. New suppliers were asked to either complete the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template or a template devised to obtain information as to whether their products contain conflict minerals and, if so, the origin of those conflict minerals.

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute assurance regarding the country of origin of the conflict minerals. Our due diligence processes are primarily based on requesting information from our direct suppliers, and those suppliers requesting similar information within their supply chain to identify the original sources of the necessary conflict minerals. As such, our efforts are dependent on the information provided by our suppliers, which may be inaccurate or incomplete.

In total, conflict mineral surveys were sent to 290 suppliers. We received responses from over 84% of the suppliers surveyed and made follow-up inquires to each supplier surveyed who did not respond to the initial survey. We also made follow-up inquires to suppliers that provided incomplete responses.

Despite having conducted a good faith reasonable country of origin inquiry, at this time CMCO is unable to determine the origin of all the 3TG used in its products. Accordingly, CMCO has determined in good faith that for calendar year 2014, its conflict minerals status resulting from its due diligence efforts is DRC conflict undeterminable.

3. Future Mitigation Strategy

We will continue to communicate our expectations with our Conflict Minerals Policy to our     direct suppliers. We will continue to make inquiries to our direct suppliers and provide training and guidance to them regarding our Conflict Minerals Policy when appropriate. If we determine that any supplier is, or a reasonable risk exists that it may be, violating our Conflict Minerals Policy, we will require the supplier to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product.

4. Independent Private Sector Audit

This Report has not been subject to an independent private sector audit as allowed by Form SD required under Rule 13p-1, which provides a temporary accommodation for the first two calendar years following November 13, 2012.